UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ForgeRock, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

34631B101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Francis Rosch
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 3,364,026 (1)
	(6)	Shared voting power
	(7)	Sole dispositive power 3,364,026 (1)
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 3,364,026 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.43% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of: (a) 195,331 shares of Class B common stock held of record by Mr. Rosch and (b) 3,168,695 shares of Class B common stock issuable upon the exercise of stock options that are exercisable within 60 days of December 31, 2021.

(2)

Percentage ownership is calculated based on 32,256,249 shares of Class A common stock of the Issuer, which includes 28,892,223 shares of Class A common stock outstanding as of December 31, 2021, 195,331 shares of Class B common stock held of record by Mr. Rosch, and 3,168,695 shares of Class B common stock issuable upon the exercise of stock options held by Mr. Rosch that are exercisable within 60 days of December 31, 2021.

Item 1(a)	Name of Issuer:

ForgeRock, Inc., (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

201 Mission Street, Suite 2900

San Francisco, CA 94105

Item 2	(a) Name of Person Filing:

Francis Rosch

Item 2	(b) Address of Principal Business Office or, if none, Residence:

c/o Francis Rosch

201 Mission Street, Suite 2900

San Francisco, CA 94105

Item 2	(c) Citizenship:

The Reporting Person is a United States citizen.

Item 2	(d) Title of Class of Securities:

Class A common Stock, $0.001 par value, (the “Class A Shares”)

Class B common Stock, $0.001 par value, (the “Class B Shares”, collectively with the Class A Shares, the “Shares”). Each share of Class B common stock is entitled to 10 votes and is convertible into one share of Class A common stock.

Item 2	(e) CUSIP Number:

34631B101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Francis Rosch
Francis Rosch